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                         December 30, 2021

       Scott Silverman
       Chief Executive Officer and Chief Financial Officer
       C-Bond Systems, Inc.
       6035 South Loop East
       Houston, TX 77033

                                                        Re: C-Bond Systems,
Inc.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 000-53029

       Dear Scott Silverman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Scott Silverman
FirstName  LastNameScott   Silverman
C-Bond Systems,   Inc.
Comapany30,
December    NameC-Bond
               2021      Systems, Inc.
December
Page  2    30, 2021 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended September 30, 2021

Note 3 - ACQUISITION OF MOBILE TINT LLC, page 11

1. We note that you closed on your acquisition of Mobile Tint LLC on July 22, 2021. Please tell us how you determined that audited financial statements of Mobile Tint LLC were not required along with pro forma financial information. We refer you to Rules 8-04 and 8-05 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper, Staff Accountant, 202-551-3396 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction